Exhibit 99.1

500.com Limited Announces Unaudited Financial Results

For the Second Quarter ended June 30, 2020

SHENZHEN, China, August 28, 2020—500.com Limited (NYSE: WBAI) (“500.com,” “the Company,” “we,” “us,” “our company,” or “our”), an online sports lottery service provider in China, today reported its unaudited financial results for the second quarter ended June 30, 2020.

Suspension of Online Sports Lottery Sales in China

All provincial sports lottery administration centers to which the Company provided sports lottery sales services have suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015. In response to the Self-Inspection Notice, on April 4, 2015, the Company decided to voluntarily suspend all online lottery sales services. As a result of the provincial sport lottery administration centers’ decision to suspend accepting online lottery orders and the Company’s voluntary suspension of all online sports lottery sales services in China, the Company has not generated any revenue from these services since April 2015.

Temporary Suspension of Operations in Sweden

The Multi Group (“TMG”), a Malta-based subsidiary of the Company, has temporarily suspended its operations in Sweden as TMG did not complete the renewal of its e-Gaming license before it expired. The Company promptly issued a Current Report on Form 6-K dated January 13, 2020 regarding this situation, and provided an update through another Current Report on Form 6-K dated February 20, 2020. TMG has submitted all the application materials and is in close communication with Sweden’s e-Gaming regulatory authority to complete the renewal process. The Company’s revenues for the second quarter ended June 30, 2020 have been, and for the fiscal year of 2020 are expected to be, materially and adversely impacted by the temporary suspension of TMG’s operations in Sweden. Revenue generated by TMG accounted for approximately 89.7% of the Company’s total net revenues for the fiscal year ended December 31, 2019, of which approximately 61.3% was generated from Sweden.

Internal Investigation Still in Progress

On December 31, 2019, the Company announced that its Board of Directors (the “Board”) had formed a Special Investigation Committee (the “SIC”) to internally investigate alleged illegal money transfers and the role played by consultants following the arrest of one consultant (also a former director of the Company’s subsidiary in Japan) and two former consultants by the Tokyo District Public Prosecutors Office. On January 16, 2020, the Company announced that the SIC had retained King & Wood Mallesons LLP (“KWM”) as its legal advisor to assist with its internal investigation.

As of today, we understand generally from the SIC that KWM has completed certain investigatory work and the internal investigation is still in progress. The Company currently is unable to determine with certainty what effect (if any) the result of the internal investigation may have on the Company’s financial statements for the fiscal year ended December 31, 2019. In addition, the Company currently cannot conclude the assessment of the effectiveness of its internal control over financial reporting as of December 31, 2019 until the internal investigation is completed.

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Annual Report on Form 20-F for the Fiscal Year ended December 31, 2019

The Company previously filed a Form 12b-25 with the SEC on June 15, 2020 for late filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”), pursuant to which the 2019 Annual Report was due to be filed by June 30, 2020. The Company expects to file the 2019 Annual Report (i) upon completion of the previously announced internal investigation being conducted by the SIC of the Company’s Board, with the assistance of KWM, (ii) once the Company’s financial statements for the fiscal year ended December 31, 2019 are finalized, (iii) the Company has completed the assessment of the effectiveness of its internal control over financial reporting as of December 31, 2019, and (iv) Friedman LLP, the Company’s independent registered public accounting firm, has completed its audit of financial statements and internal control over financial reporting as of December 31, 2019.

The Company also reports that on July 1, 2020, the Company received an expected notice from New York Stock Exchange (“NYSE”) Regulation stating that the Company is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria pursuant to Section 802.01E of the NYSE Listed Company Manual as a result of the Company’s failure to timely file the 2019 Annual Report with the SEC. As required by the notice, (a) a representative of the Company contacted the NYSE on July 1, 2020 to discuss the status of the 2019 Annual Report, and (b) the Company is issuing this press release, disclosing the status of the 2019 Annual Report, noting the delay and the reason for the delay, as mentioned above. The anticipated filing date of the 2019 Annual Report is not known at this time.

NYSE Regulation notified the Company that the NYSE will closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from the due date of the 2019 Annual Report. If the Company fails to file its annual report and any subsequent delayed filings within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the NYSE Listed Company Manual.

The Company intends to meet the filing deadline of six months period from the filing due date of the 2019 Annual Report, or December 31, 2020.

Purchase of the Remaining 7% Equity Interest of TMG

In connection with our acquisition of a 93% equity interest in TMG in 2017, on April 10, 2020, we entered into a definitive agreement with Helmet Limited, or Helmet, which owned the remaining 7% equity interest (post-acquisition) in TMG, to purchase the remaining 7% equity interest for a consideration of EUR1.9 million. We fully paid this consideration on April 20, 2020, and received the remaining 7% equity interest in TMG on the same date. Since April 2020, we have consolidated into our financial statements the financial and operating results of TMG as a wholly-owned subsidiary.

Second Quarter 2020 Highlights

•	Net revenues were RMB3.6 million (US$0.5 million), compared with net revenues of RMB3.1 million for the first quarter of 2020, and net revenues of RMB9.7 million for the second quarter of 2019.

•	Operating loss was RMB52.3 million (US$7.4 million), compared with operating loss of RMB36.8 million for the first quarter of 2020, and operating loss of RMB138.3 million for the second quarter of 2019.

•	Non-GAAP[1] operating loss was RMB33.7 million (US$4.8 million), compared with non-GAAP operating loss of RMB31.7 million for the first quarter of 2020, and non-GAAP operating loss of RMB60.9 million for the second quarter of 2019.

•	Net loss attributable to 500.com was RMB86.3 million (US$12.2 million), compared with net loss attributable to 500.com of RMB36.8 million for the first quarter of 2020, and net loss attributable to 500.com of RMB137.8 million for the second quarter of 2019.

•	Non-GAAP net loss attributable to 500.com was RMB34.0 million (US$4.8 million), compared with non-GAAP net loss attributable to 500.com of RMB35.3 million for the first quarter of 2020, and non-GAAP net loss attributable to 500.com of RMB60.4 million for the second quarter of 2019.

•	Basic and diluted losses per ADS were RMB2.01 (US$0.28).

•	Non-GAAP basic and diluted losses per ADS were RMB0.79 (US$0.11).

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of acquired intangible assets, impairment of goodwill, impairment of long-term investments and deferred tax benefit relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

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Second Quarter 2020 Financial Results

Net Revenues

Net revenues were RMB3.6 million (US$0.5 million) for the second quarter of 2020, representing a decrease of RMB6.1 million or 62.9% from RMB9.7 million for the second quarter of 2019 and a slight increase of RMB0.5 million or 16.1% from RMB3.1 million for the first quarter of 2020. Net revenues during the second quarter of 2020 primarily consisted of RMB3.0 million (EUR0.4 million) in revenue contribution from the Company’s online lottery betting and online casino in Europe through TMG, which accounted for 83.3% of total net revenues. The year-over-year decrease was mainly attributable to a decrease of RMB6.6 million resulting from the temporary suspension of operations in Sweden.

Operating Expenses

Operating expenses were RMB55.1 million (US$7.8 million) for the second quarter of 2020, representing a decrease of RMB37.1 million or 40.2% from RMB92.2 million for the second quarter of 2019, and an increase of RMB11.1 million or 25.2% from RMB44.0 million for the first quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB10.9 million in expenses for employees as a result of decrease in headcount, a decrease of RMB6.8 million mainly in amortization associated with acquired intangible assets, a decrease in bad debt provision of RMB5.7 million for receivables, a decrease of RMB4.1 million in rental expenses mainly due to the termination of leases for subsidiaries in Hong Kong, Japan and Hangzhou since the local offices were closed, a decrease of RMB2.9 million in travelling expenses, a decrease of RMB2.0 million in consulting expenses, a decrease of RMB1.6 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB2.2 million in platform service costs for TMG associated with its reduction in online lottery and online casino operations, a decrease of RMB1.0 million in lottery insurance costs, and a decrease of RMB0.7 million in account handling expenses. The sequential increase was mainly due to an increase of RMB13.5 million in share-based compensation expenses associated with share options granted to the Company’s employees, which was partially offset by a decrease of RMB1.9 million in consulting expenses and a decrease of RMB1.5 million in expenses for employees.

Cost of services was RMB4.6 million (US$0.7 million) for the second quarter of 2020, representing a decrease of RMB10.4 million or 69.3% from RMB15.0 million for the second quarter of 2019, and a slight increase of RMB0.6 million or 15.0% from RMB4.0 million for the first quarter of 2020. The year-over-year decrease was mainly attributable to a decrease of RMB6.8 million mainly in amortization associated with acquired intangible assets, a decrease of RMB2.2 million in platform service costs for TMG associated with its reduction in online lottery and online casino operations, a decrease of RMB1.0 million in lottery insurance costs, and a decrease of RMB0.7 million in account handling expenses.

Sales and marketing expenses were RMB5.0 million (US$0.7 million) for the second quarter of 2020, representing a decrease of RMB4.6 million or 47.9% from RMB9.6 million for the second quarter of 2019, and an increase of RMB2.0 million or 66.7% from RMB3.0 million for the first quarter of 2020. The year-over-year decrease was mainly attributable to a decrease of RMB3.3 million in expenses for employees and a decrease of RMB0.5 million in travelling expenses. The sequential increase was mainly due to an increase of RMB1.7 million in share-based compensation expenses associated with share options granted to the Company’s employees.

General and administrative expenses were RMB35.4 million (US$5.0 million) for the second quarter of 2020, representing a decrease of RMB20.3 million or 36.4% from RMB55.7 million for the second quarter of 2019, and an increase of RMB5.5 million or 18.4% from RMB29.9 million for the first quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB6.4 million in expenses for employees, a decrease in bad debt provision of RMB5.7 million for receivables, a decrease of RMB2.8 million in rental expenses, a decrease of RMB2.4 million in share-based compensation expenses associated with share options granted to the Company’s employees, a decrease of RMB2.4 million in travelling expenses, and a decrease of RMB1.8 million in consulting expenses. The sequential increase was mainly due to an increase of RMB8.4 million in share-based compensation expenses associated with share options granted to the Company’s employees, which was partially offset by a decrease of RMB2.0 million in consulting expenses and a decrease of RMB1.1 million in expenses for employees.

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Service development expenses were RMB10.1 million (US$1.4 million) for the second quarter of 2020, representing a decrease of RMB1.7 million or 14.4% from RMB11.8 million for the second quarter of 2019, and an increase of RMB3.0 million or 42.3% from RMB7.1 million for the first quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB1.3 million in rental expenses and a decrease of RMB1.2 million in expenses for employees, which were partially offset by an increase of RMB0.7 million in share-based compensation expenses associated with share options granted to the Company’s employees. The sequential increase was mainly due to an increase of RMB3.4 million in share-based compensation expenses associated with share options granted to the Company’s employees, which was partially offset by a decrease of RMB0.3 million in expenses for employees.

Impairments of Goodwill and Acquired Intangible assets

The impairments of goodwill and acquired intangible assets were related to the Company’s acquisition of TMG, which were triggered by TMG's temporary suspension of operations in Sweden.

Impairment of goodwill was RMB57.2 million for the second quarter of 2019. There was no additional impairment of goodwill for the first and second quarters of 2020 as the related goodwill and intangible assets were fully impaired as of December 31, 2019.

Operating Loss

Operating loss was RMB52.3 million (US$7.4 million) for the second quarter of 2020, compared with operating loss of RMB138.3 million for the second quarter of 2019, and operating loss of RMB36.8 million for the first quarter of 2020. The year-over-year decrease was mainly due to (i) an impairment provision of RMB57.2 million provided for goodwill during the second quarter of 2019, and there was no such impairment during the second quarter of 2020, and (ii) a decrease of RMB37.1 million in operating expenses due to cost reduction measures implemented by management, which was partially offset by a decrease of RMB6.1 million in revenue. The sequential increase was mainly due to an increase of RMB13.5 million in share-based compensation expenses associated with share options granted to the Company’s employees.

Non-GAAP operating loss was RMB33.7 million (US$4.8 million) for the second quarter of 2020, compared with non-GAAP operating loss of RMB60.9 million for the second quarter of 2019, and non-GAAP operating loss of RMB31.7 million for the first quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB37.1 million in Non-GAAP operating expenses due to cost reduction measures implemented by management, which was partially offset by a decrease of RMB6.1 million in revenue.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB86.3 million (US$12.2 million) for the second quarter of 2020, compared with net loss attributable to 500.com of RMB137.8 million for the second quarter of 2019, and net loss attributable to 500.com of RMB36.8 million for the first quarter of 2020. The year-over-year decrease was mainly due to (i) an impairment provision of RMB57.2 million provided for goodwill during the second quarter of 2019, there was no such impairment for the second quarter of 2020, and (ii) a decrease of RMB37.1 million in operating expenses due to cost reduction measures implemented by management, which were partially offset by a decrease of RMB6.1 million in revenue and an impairment provision of RMB33.7 million provided for the equity method investment in Loto Interactive Limited (“Loto Interactive”, HK: 08198) during the second quarter of 2020, which was calculated based on the last reported sale price on June 30, 2020. The sequential increase was mainly due to (i) an impairment provision of RMB33.7 million provided for long-term investment in Loto Interactive Limited during the second quarter of 2020, and (ii) an increase of RMB13.5 million in share-based compensation expenses associated with share options granted to the Company’s employees.

Non-GAAP net loss attributable to 500.com was RMB34.0 million (US$4.8 million) for the second quarter of 2020, compared with non-GAAP net loss attributable to 500.com of RMB60.4 million for the second quarter of 2019, and non-GAAP net loss attributable to 500.com of RMB35.3 million for the first quarter of 2020. The year-over-year decrease was mainly due to a decrease of RMB37.1 million in Non-GAAP operating expenses due to cost reduction measures implemented by management, which was partially offset by a decrease of RMB6.1 million in revenue.

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Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of June 30, 2020, the Company had cash and cash equivalents of RMB295.5 million (US$41.8 million), restricted cash2 of RMB4.6 million (US$0.7 million), time deposit3 of RMB0.2 million and short-term investment4 of RMB50.0 million (US$7.1 million), compared with cash and cash equivalents of RMB332.9 million, restricted cash of RMB4.6 million, time deposits of RMB0.2 million and short-term investments of RMB30.0 million as of March 31, 2020.

Prepayments and Other Current Assets

As of June 30, 2020, the balance of prepayment and other current assets was RMB24.9 million (US$3.5 million), compared with RMB33.4 million as of March 31, 2020. The balance as of June 30, 2020 mainly included: (i) the current portion of deferred expenses of RMB4.1 million (US$0.6 million); (ii) receivables from third party payment providers of RMB1.9 million (US$0.3 million); (iii) deposit receivables of RMB0.5 million (US$0.1 million); (iv) receivables of consideration from disposal of subsidiaries of RMB0.5 million (US$0.1 million); (v) deductible value added input tax of RMB12.2 million (US$1.7 million); and (vi) other receivables of RMB5.7 million (US$0.7 million).

2 Restricted cash represents: (i) government grants received but pending final clearance; and (ii) deposits in merchant banks yet to be withdrawn.

3 Time deposit represents deposits in commercial banks with original maturities of greater than three months but less than a year.

4 Short-term investment represents investments in structured financial products provided by financial institutions in the PRC with an initial maturity of six months.

5

Business Outlook

The Company does not expect to issue any earnings forecast until it receives clear instructions as to the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.0651 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2020, and all translations from Renminbi to Euros were made at the exchange rate of RMB7.7812 to EUR1.00, which was the average of the month-end exchange rates as set forth in the statistical release of State Administration of Foreign Exchange at the end of each month in 2020.

About 500.com Limited

500.com Limited (NYSE: WBAI) is an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in the Company’s consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

Email: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	361,220	295,505	41,826
Restricted cash	4,576	4,640	657
Time deposits	23,849	200	28
Short-term investments	-	50,000	7,077
Amounts due from related parties	10,401	503	71
Prepayments and other current assets	30,280	24,936	3,529
Total current assets	430,326	375,784	53,188

Non-current assets:
Property and equipment, net	64,112	49,384	6,990
Intangible assets, net	4,505	3,299	467
Deposits	5,388	5,282	748
Long-term investments	152,954	109,495	15,498
Right-of-use assets	36,607	24,161	3,420
Other non-current assets	1,887	1,664	236
Total non-current assets	265,453	193,285	27,359

TOTAL ASSETS	695,779	569,069	80,547

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	6,879	3,093	438
Accrued expenses and other current liabilities	51,398	53,684	7,599
Income tax payable	2,213	545	77
Operating lease liabilities - current	16,672	16,154	2,286
Total current liabilities	77,162	73,476	10,400

Non-current liabilities:
Long-term payables	2,965	751	106
Deferred tax liabilities	59	-	-
Operating lease liabilities - non-current	31,675	21,747	3,078
Total non-current liabilities	34,699	22,498	3,184

TOTAL LIABILITIES	111,861	95,974	13,584

Redeemable noncontrolling interest	14,849	-	-

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2019 and June 30, 2020; 420,001,792 and 430,014,792 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively	145	149	22
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2019 and June 30, 2020; 10,000,099 and 99 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively	6	2	-
Additional paid-in capital	2,547,293	2,571,064	363,910
Treasury shares	(143,780)	(143,780)	(20,351)
Accumulated deficit	(1,960,692)	(2,083,838)	(294,948)
Accumulated other comprehensive income	141,484	143,200	20,269
Total 500.com Limited shareholders’ equity	584,456	486,797	68,902
Noncontrolling interests	(15,387)	(13,702)	(1,939)
Total shareholders' equity	569,069	473,095	66,963

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	695,779	569,069	80,547

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500.com Limited
Condensed Consolidated Statements of Comprehensive Loss
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	9,705	3,064	3,648	516	21,340	6,712	950

Operating costs and expenses:
Cost of services	(15,032)	(3,984)	(4,616)	(653)	(31,100)	(8,600)	(1,217)
Sales and marketing expenses	(9,567)	(3,042)	(4,998)	(707)	(24,332)	(8,040)	(1,138)
General and administrative expenses	(55,738)	(29,876)	(35,373)	(5,007)	(121,417)	(65,249)	(9,235)
Service development expenses	(11,825)	(7,146)	(10,070)	(1,425)	(25,612)	(17,216)	(2,437)
Total operating expenses	(92,162)	(44,048)	(55,057)	(7,792)	(202,461)	(99,105)	(14,027)
Other operating income	952	4,091	453	64	4,715	4,544	643
Government grant	377	169	172	24	3,022	341	48
Other operating income (expenses)	40	(53)	(1,553)	(220)	(6,720)	(1,606)	(227)
Impairment of goodwill	(57,218)	-	-	-	(57,218)	-	-
Operating loss from continuing operations	(138,306)	(36,777)	(52,337)	(7,408)	(237,322)	(89,114)	(12,613)
Other income (expenses), net	1	(375)	1,116	158	389	741	105
Interest income	3,427	2,391	2,554	361	7,117	4,945	700
Loss from equity method investments	(6,568)	(5,211)	(2,769)	(392)	(6,911)	(7,980)	(1,129)
Impairment of long-term investments	-	-	(33,706)	(4,771)	-	(33,706)	(4,771)
Loss before income tax	(141,446)	(39,972)	(85,142)	(12,052)	(236,727)	(125,114)	(17,708)
Income tax benefit	342	3,593	60	8	440	3,653	517
Net loss from continuing operations	(141,104)	(36,379)	(85,082)	(12,044)	(236,287)	(121,461)	(17,191)
Net loss	(141,104)	(36,379)	(85,082)	(12,044)	(236,287)	(121,461)	(17,191)
Less: Net (loss) income attributable to noncontrolling interest and Redeemable noncontrollling interest from continuing operations	(3,306)	449	1,236	175	(3,554)	1,685	238
Net (loss) income attributable to noncontrolling interests	(3,306)	449	1,236	175	(3,554)	1,685	238
Net loss attributable to 500.com Limited	(137,798)	(36,828)	(86,318)	(12,219)	(232,733)	(123,146)	(17,429)
Other comprehensive income (loss)
Changes in unrealized (loss) gain	-	(2,409)	436	62	-	(1,973)	(279)
Foreign currency translation gain (loss)	7,835	4,104	(415)	(59)	(1,010)	3,689	522
Other comprehensive income (loss), net of tax	7,835	1,695	21	3	(1,010)	1,716	243
Comprehensive loss	(133,269)	(34,684)	(85,061)	(12,041)	(237,297)	(119,745)	(16,948)
Less: Comprehensive (loss) income attributable to noncontrolling interests and Redeemable noncontrolling interest	(3,306)	449	1,236	175	(3,554)	1,685	238
Comprehensive loss attributable to 500.com Limited	(129,963)	(35,133)	(86,297)	(12,216)	(233,743)	(121,430)	(17,186)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	428,561,237	430,002,155	430,009,704	430,009,704	427,202,484	430,005,930	430,005,930
Diluted	428,561,237	430,002,155	430,009,704	430,009,704	427,202,484	430,005,930	430,005,930

Losses per share attributable to 500.com Limited-Basic and Diluted
Net loss	(0.32)	(0.09)	(0.20)	(0.03)	(0.54)	(0.29)	(0.04)

Losses per ADS* attributable to 500.com Limited-Basic and Diluted
Net loss	(3.22)	(0.86)	(2.01)	(0.28)	(5.45)	(2.86)	(0.41)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

Numerator adjustment for net loss attributable to 500.com Limited

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500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss from continuing operations	(138,306)	(36,777)	(52,337)	(7,408)	(237,322)	(89,114)	(12,613)
Adjustment for share-based compensation expenses	20,203	5,103	18,649	2,640	48,919	23,752	3,362
Adjustment for impairment of goodwill	57,218	-	-	-	57,218	-	-
Adjusted operating loss from continuing operations (non-GAAP)	(60,885)	(31,674)	(33,688)	(4,768)	(131,185)	(65,362)	(9,251)

Net loss attributable to 500.com Limited	(137,798)	(36,828)	(86,318)	(12,219)	(232,733)	(123,146)	(17,429)
Adjustment for share-based compensation expenses	20,203	5,103	18,649	2,640	48,919	23,752	3,362
Adjustment for impairment of goodwill	57,218	-	-	-	57,218	-	-
Adjustment for Impairment of long-term investments	-	-	33,706	4,771	-	33,706	4,771
Adjustment for deferred tax benefit relating to valuation allowance	-	(3,599)	(60)	(8)	-	(3,659)	(518)
Adjusted net loss attributable to 500.com Limited (non-GAAP)	(60,377)	(35,324)	(34,023)	(4,816)	(126,596)	(69,347)	(9,814)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	428,561,237	430,002,155	430,009,704	430,009,704	427,202,484	430,005,930	430,005,930
Diluted	428,561,237	430,002,155	430,009,704	430,009,704	427,202,484	430,005,930	430,005,930

Losses per share attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss (non-GAAP)	(0.14)	(0.08)	(0.08)	(0.01)	(0.30)	(0.16)	(0.02)

Losses per ADS* attributable to 500.com Limited (non-GAAP)-Basic and diluted
Net loss (non-GAAP)	(1.41)	(0.82)	(0.79)	(0.11)	(2.96)	(1.61)	(0.23)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

Numerator adjustment for net loss attributable to 500.com Limited

10